

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Jill C. Milne
President and Chief Executive Officer
Astria Therapeutics, Inc.
100 High Street, Floor 28
Boston, Massachusetts 02110

> **Re: Astria Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 13, 2022**
> **File No. 333-264911**

Dear Ms. Milne:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rosemary G. Reilly, Esq.